United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 12b-25

SEC File Number
   0-12423

CUSIP Number
589884 20 4

Notification of Late Filing

(Check One)

X  Form 10-K   __ Form 20-F  __Form 11-K  __Form 10-Q   __Form N-SAR


For Period Ended: August 31, 1997

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Relates to the audit and notes to financial statements including information related to a proposed merger of the Company, the consummation of which is dependent upon Securities and Exchange Commission approval of the Company's proxy submission to its shareholders.

Part I-Registrant Information

Merit Diversified International, Inc.
      Full Name of Registrant

         4570 Campus Blvd.
Address of Principal Executive Office (Street and Number )

     Newport Beach, CA  92660
     City, State and Zip Code



Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

_______    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
________ (b) The subject annual report, semi-annual report, transition reports of Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
________ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

Merit Diversified, Inc. (the Company) has filed a preliminary proxy statement with the Securities and Exchange Commission related to notification and solicitation of shareholder approval of a merger with another operating company. The Company has been dormant for a number of years and views the merger as an opportunity to commence new operations and provide shareholders a viable business investment through ownership of the Company's stock, post merger. Although the Company's shareholders have approved the merger through written proxies, the merger company will not finalize and consummate the merger until the Securities and Exchange Commission approves the Company's proxy. The Company's original proxy filing was not acceptable to the Securities and Exchange Commission's reviewer (which the Company readily admitted) and therefore, the Company resubmitted, in its opinion, a proper preliminary proxy. That proxy is presently under review.

Because the merger has a significant impact on financial statement disclosures and represents a significant event subsequent to the August 31, 1997 financial statements of the Company, it is imperative for the Company to ascertain the finalization of the merger. Since the merger candidate will not consummate the merger until the Securities and Exchange Commission approves the Company's proxy, the Company is unable to properly express the merger's impact in the management's discussion and analysis section of the Form 10-K and properly document this subsequent event until this contingency is eliminated.

In addition, the Company is reliant upon the consummation of the merger to provide operating funds which will be used to obtain an appropriate audit.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification

Dwight Mallette                    (714)                    252-2121
   (Name)                       (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? In answer is no, identify report(s).
                                         X Yes             ___No
__________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                            __Yes             X No

__________________________________________________________________

    Merit Diversified International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   November 26, 1997
By:  _____________/s/____________________
        Dwight Mallette     Secretary/Treasurer